AI DOCUMENT SERVICES, INC.

Mark Cohen

25 Robert Pitt Drive

Monsey, NY 10952

845-622-1400

February 4, 2008

United States Securities

 and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Company:

AI Document Services, Inc.

Form:

SB2 Registration Statement – Acceleration Request

File No.:

File No.: 333-143602

Dear Sirs and/or Madam:

This letter serves as our request, in accordance with Rule 461, for acceleration of the effectiveness of the above-referenced Registration Statement (filed pursuant to Form SB-2) to February 6, 2008 at 10:30 a.m., or as soon thereafter as practicable.

In that respect and in furtherance of our Acceleration Request, we herewith acknowledge that:

•

Should the Commission or the staff, acting pursuant to delegated authority, declare our filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring our filing effective, does not relieve AI DOCUMENT SERVICES, INC. from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

AI DOCUMENT SERVICES, INC. may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

AI DOCUMENT SERVICES, INC.

/s/ MARK COHEN

MARK COHEN, President